Exhibit 99.4

Press Release

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Nathalie Jecker Aventis Global Media Relations Tel.: +33 (0) 3 88 99 11 16 Nathalie.Jecker@Aventis.com	Corinne Hoff Aventis Global Media Relations Tel.:+33 (0) 3 88 99 19 16 Corinne.Hoff@Aventis.com

Aventis Welcomes FDA Denial of Public Citizen Petition Regarding Arava® (leflunomide) Tablets

Decision Supports Safety and Efficacy Profile

Aventis Press Release

        Strasbourg, France, April 1, 2004—Aventis today welcomed the U.S. Food and Drug Administration's (FDA) denial of the Public Citizen Health Research Group's citizen petition seeking to remove the company's rheumatoid arthritis drug Arava® (leflunomide) Tablets from the U.S. market. In a March 23, 2004 letter sent to Public Citizen, the agency said it concluded that, based upon thorough evaluation of extensive available data, the benefits of Arava outweigh the risks associated with the product. The letter states that "Arava's continued availability is important and justified." While the petition was under review, Aventis provided the FDA with safety and efficacy data from clinical trials, post-marketing experience, and large epidemiology studies.

        "We are pleased that the FDA has denied the petition and that Arava will continue to be available to patients in the U.S. who need it," said Francois Nader, M.D., Senior Vice President, Medical Affairs, Aventis North America. "Arava is a much needed drug among the limited number of rheumatoid arthritis therapies, and it is an important option for physician choice and patient care. We were confident that an objective review and assessment of the extensive data available on Arava would lead to this result."

        The petition denial follows a March 5, 2003 FDA Arthritis Advisory Committee meeting in which committee members unanimously concluded that the benefit to risk profile for Arava is acceptable for its current indications. The committee also voted to recommend approval of an expanded indication for improvement in physical function in patients with rheumatoid arthritis, which was subsequently approved by the FDA on June 13, 2003.

        Arava® (leflunomide), an oral disease-modifying antirheumatic drug (DMARD), is a first-line therapy to reduce signs and symptoms, inhibit structural damage as evidenced by X-ray erosions and joint space narrowing, and improve physical function in active rheumatoid arthritis in adults. Rheumatoid arthritis is one of the most common forms of arthritis, a potentially crippling autoimmune disease that affects more than two million Americans, 70 percent of whom are women.

Safety Information

        Pregnancy Contraindication:    Pregnancy must be excluded before the start of treatment with Arava. Arava is contraindicated in pregnant women or women of childbearing potential who are not using reliable contraception. Before starting treatment with Arava, patients must be fully counseled on the potential for serious risks to the fetus. Pregnancy must be avoided during Arava treatment or prior to the completion of a drug elimination procedure with cholestyramine after Arava treatment. It is recommended that all women of childbearing potential undergo this elimination procedure upon discontinuing Arava as the drug may increase the risk of fetal death or teratogenic effects when administered to a pregnant woman.

        If this drug is used during pregnancy or if the patient becomes pregnant when taking this drug, the patient should be apprised of potential hazard to the fetus. In addition, men wishing to father a child should consider discontinuing use of Arava and taking cholestyramine eight grams three times daily for 11 days to minimize any possible risk to the fetus.

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        Important hepatic information:    Rare cases of severe liver injury, including cases with fatal outcome, have been reported during treatment with leflunomide. Most cases of severe liver injury occur within 6 months of therapy and in a setting of multiple risk factors for hepatotoxicity (liver disease, other hepatotoxins).

        Arava is not recommended in patients with significant hepatic impairment or evidence of infection with hepatitis B or C viruses given the risk of increased hepatotoxicity.

        Arava was associated with elevations in liver enzymes, primarily ALT and AST, in a significant number of patients in clinical trials. Although these effects were generally reversible with dose reductions or discontinuation of treatment, marked elevations (greater than three times the upper limit of normal) occurred as well. Therefore, at minimum, ALT levels must be measured at the beginning of therapy (baseline) and monitored initially at monthly intervals during the first six months, then, if stable, every 6 to 8 weeks thereafter.

        Arava is not recommended for patients with severe immunodeficiency, bone marrow dysplasia, or severe, uncontrolled infections. Rarely, severe infections including sepsis, which may be fatal, have been reported. Rare cases of pancytopenia, agranulocytosis, thrombocytopenia, Stevens-Johnson syndrome, and toxic epidermal necrolysis have been reported in post-marketing experience. At minimum, patients taking Arava should have platelet, white blood cell count and hemoglobin or hematocrit monitored at baseline and monthly for six months following initiation of therapy and every 6 to 8 weeks thereafter.

        Adverse reactions associated with the use of Arava in clinical trials include diarrhea, elevated liver enzymes (ALT and AST), alopecia, and rash.

        Prescribing information is available by visiting www.arava.com.

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report —"Document de Référence"— on file with the "Autorité des marchés financiers" in France.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.